

November 4, 2021

Howard Doong
Chief Executive Officer
ABVC Biopharma, Inc.
44370 Old Warm Springs Blvd.
Fremont, CA 94538

      Re: ABVC Biopharma, Inc.
          Registration Statement on Form S-3
          Filed October 29, 2021
          File No. 333-260588

Dear Mr. Doong:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jason L. Drory at 202-551-8342 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Louis Taubman